

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2024

Nestor Jaramillo
Chief Executive Officer
Nuwellis, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

      Re: Nuwellis, Inc.
          Registration Statement on Form S-1
          Filed August 15, 2024
          File No. 333-281563

Dear Nestor Jaramillo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Jessica M. Herron, Esq.